                                       EQU: TSX, NYSE

Equal Energy Announces Its Results for the Third Quarter
Ended September 30, 2010

Calgary, Alberta – (CNW - November 15, 2010) Equal Energy Ltd. (“Equal” or “the Company”) is pleased to announce its results for the third quarter ended September 30, 2010.

	Three months ended September 30			Nine months ended September 30			Year ended Dec. 31
Q3 2010 Financial and Operations Summary (in thousands except for volumes, percentages and per share amounts)	2010	2009	Change	2010	2009	Change	2009
FINANCIAL
Revenue before unrealized mark-to-market adjustment	34,267	30,354	13%	109,009	103,451	5%	140,506
Funds from operations	11,402	8,366	36%	37,302	34,842	7%	46,645
Per share – basic and diluted ($)	0.42	0.39	8%	1.58	1.68	(6%)	2.22
Loss	(7,976)	(9,462)	(16%)	(14,979)	(32,343)	(54%)	(41,282)
Per share – basic and diluted ($)	(0.29)	(0.45)	(36%)	(0.64)	(1.56)	(59%)	(1.95)
Total assets	416,418	471,524		416,418	471,524		462,272
Working capital (deficit) including long-term debt	(3,995)	(40,084)		(3,995)	(40,084)		(35,955)
Convertible debentures	116,537	114,673		116,537	114,673		114,863
Shareholders’ equity	238,922	230,544		238,922	230,544		219,046
SHARES OUTSTANDING
Shares outstanding – basic and diluted (000s)	27,115	21,353		23,551	20,737		21,119
Shares outstanding at period end (000s)	27,673	21,573		27,673	21,573		21,701
OPERATIONS
Average daily production
Oil (bbls per day)	2,596	2,682	(3%)	2,473	2,863	(14%)	2,779
NGL (bbls per day)	2,395	2,729	(12%)	2,530	1,956	29%	2,156
Gas (mcf per day)	22,713	26,977	(16%)	25,672	30,952	(17%)	29,657
Total (boe per day)	8,777	9,907	(11%)	9,282	9,978	(7%)	9,878

A conference call and live audio webcast to discuss these results has been scheduled for Tuesday, November 16, 2010 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time). To access the call on Tuesday, November 16, 2010, please dial 1-888-231-8191 or 647-427-7450 in Toronto.  The audio webcast will be available on the homepage of Equal’s website at www.equalenergy.ca.  A replay of the conference call will be available until 11:59 p.m. Mountain Time, November 30, 2010. The replay may be accessed on Equal’s website in the Investor Relations section, or by dialing 1-800-642-1687 or 1-416-849-0833, followed by pass code 19042136#.

For further information please contact:

Don Klapko
President and CEO
(403) 263-0262 or (877) 263-0262

Dell Chapman
Chief Financial Officer
(403) 538-3580

info@equalenergy.ca
www.equalenergy.ca

Dear Shareholders,

Equal Energy had a very active Q3 2010, as we have just completed our busiest quarter with the drill bit since my involvement with the corporation and we consolidated our position as a value oriented E&P corporation by deleveraging our balance sheet through the sale of a gassy non-core asset for net proceeds of $24.0 million.  In addition, Equal completed an equity offering which raised $35.7 million to support the ongoing capital program, freeing up cash flow to further reduce debt. We also added to the strength and experience of both our Board and our management team. In addition, we are maintaining our current production guidance for 2010 and anticipate exiting the year at approximately 9,200 boe per day.

For Q3 2010, funds from operations increased by 36% to $11.4 million from $8.4 million in Q3 2009.  The increase in funds from operations is primarily the result of higher prices received for oil, NGLs and natural gas and lower transportation costs partially offset by higher royalties, production expenses and G&A costs.

Busiest Drilling Quarter on Record for Equal

We drilled five oil wells in Canada during Q3 including:

-	Two (2.0 net) Princess Pekisko horizontal oil wells

-	Two (1.7 net) Provost Dina PPP pool horizontal oil wells

-	One (1.0 net) Alliance Viking horizontal oil well

During Q3 2010, Equal also spudded a third Lochend Cardium well, a second Alliance Viking well and an Oklahoma Hunton liquids-rich gas well.

Operational Plans for the Balance of 2010

For the rest of this year we plan to increase our pace of drilling with up to nine additional wells. Our focus is on the Lochend Cardium and Alliance Viking light oil resource plays where we are seeing results at or ahead of our type curves, with operating netbacks in the $40 to $50 per barrel range.

We have as many as five wells planned in the Alliance Viking light oil play for Q4; with three of these drilled since the start of Q4 and two more scheduled later in the quarter.

For Q4, we plan to drill two wells in the Lochend Cardium light oil play with one of these already drilled and to be tied in shortly.

This brings our total light oil well count in the Lochend Cardium and Alliance Viking light oil plays up to ten wells for 2010 which will have a positive impact on our corporate cash flow and netback.

The single Hunton well is currently drilled and on production. The capital spending program for the fourth quarter and into 2011 is planned at amounts close to our cash flows with the intent of keeping debt levels stable.

Update on Equal’s Hunton Oklahoma Asset

During Q3 we continued to push for legal clarification around our joint venture agreement on the Hunton play. We have confirmation that January 24, 2011 will be the start date of the arbitration hearing. This hearing will clarify whether the joint venture exists or not. With clarity around this issue, we will eventually return to a more active drilling and development program in the Hunton area.

Equal operates the Hunton play controlling approximately 42,000 net undeveloped acres and currently producing around 5,100 boe per day. We have identified 350 potential drilling locations and have experienced consistently high success ratios and low finding and development costs in the area. Our production and operatorship in this area are not in question. We are, however, reluctant to invest significant additional capital into the play until we have clarification respecting our joint venture. Further, given that this is a liquids-rich, natural gas play, with continued low natural gas prices, we are satisfied to direct our operational focus primarily to our light oil assets for the time being. These light oil opportunities offer very compelling economics, higher cash flow and improved netbacks per barrel.

Deepening the Bench Strength of Equal’s Team

Brian Illing joined our Board of Directors in August, bringing us more than 30 years of oil and gas sector experience, most recently as President & CEO of Iteration Energy.

Dell Chapman joined Equal as its new Chief Financial Officer in September. Dell was most recently the Vice President, Finance and Chief Financial Officer of Berens Energy Ltd, and has accumulated well over 20 years of senior finance experience with several of publicly-traded, Calgary-based oil and gas companies.

I believe these two individuals will be valuable contributors to our continuing success.

2010 has been a transitional year for Equal as we completed the restructuring process from a trust structure to corporation. Now, I’m privileged to lead a quality team of seasoned oil and gas professionals, backed by the guidance and support of an experienced Board of Directors. I believe we have built a great foundation and are now converting Equal’s solid portfolio of oil and gas assets into long term success. I’m excited about our potential for 2011 and beyond.

As always, I’d like to express my appreciation to Equal’s shareholders for their continued support, my colleagues at Equal as they effectively execute Equal’s business plan and the Board of Directors for their continued commitment to Equal’s success.

Sincerely,

Don Klapko

President & Chief Executive Officer

November 12, 2010

INTRODUCTION:  The following is Management’s Discussion and Analysis (“MD&A”) of Equal Energy Ltd. (the “Company” or “Equal”) for the nine-month period ended September 30, 2010.  This MD&A should be read in conjunction with the MD&A and consolidated financial statements, together with the accompanying notes, of the Company for the year ended December 31, 2009, as well as the unaudited interim consolidated financial statements, together with the accompanying notes of the Company for the nine-month period ended September 30, 2010.  All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) except where otherwise indicated.  This commentary is based on information available to, and is dated, November 12, 2010.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON-GAAP TERMS:  This document contains the terms “funds from operations”, “working capital” and “cash flow netback”, which are non-GAAP terms.  The Company uses these measures to help evaluate its performance.  The Company considers funds from operations a key measure for the ability of the Company to repay debt and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with GAAP as an indicator of performance.  The Company considers cash flow netback a key measure for the ability of the company to analyze its operations.  The term should not be considered as an alternative to, or more meaningful than, net income or net loss as determined in accordance with GAAP as an indicator of performance. Funds from operations, working capital and cash flow netback, as determined by the Company may not be comparable to that reported by other companies.  The reconciliation of funds from operations to cash provided by operating activities and of cash flow netback to net income or net loss can be found in the non-GAAP financial measures section of this MD&A.  The working capital calculations can be found in the liquidity and capital resources section of the MD&A.

This MD&A also contains other terms such as working capital including long-term debt and operating netbacks which are not recognized measures under GAAP.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance.  Equal’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable measures used by other companies.

FORWARD-LOOKING STATEMENTS:  Certain information contained herein may contain forward-looking statements including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, distributions and method of funding thereof, proportion of distributions anticipated to be taxable and non-taxable, anticipated borrowing base under credit facility, maintenance of productive capacity and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  The Company has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Equal’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Equal’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or at Equal’s website (www.equalenergy.ca).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  Other sections of this MD&A may include additional factors that could adversely affect the business and financial performance.  The Company operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Company cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

CORPORATE PROFILE

Equal Energy Ltd. is a value oriented exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares are listed on the New York Stock Exchange (EQU) and Equal’s shares and convertible debentures are listed on the Toronto Stock Exchange (EQU, EQU.DB and EQU.DB.A).

On May 31, 2010, Equal announced that Enterra Energy Trust had completed its previously announced Arrangement to convert from an income trust to a corporation through a business combination pursuant to an arrangement under the Business Corporations Act (Alberta).  Unitholders of the Trust received one Equal common share for every three Enterra Energy Trust units held.  Enterra’s Board of Directors and management team continued as the Equal’s Board of Directors and management team.  Immediately subsequent to the Arrangement, former Enterra unitholders held 100 percent of the equity in Equal and Equal effected an internal reorganization whereby, among other things, the Trust was dissolved and the Company received all of the assets and assumed all of the liabilities of the Trust.  Readers are referred to Enterra Energy Trust’s information circular dated April 13, 2010 for additional information in respect of the Arrangement.

The Company’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 57% crude oil and natural gas liquids (“NGL”) and 43% natural gas.

	Three months ended September 30			Nine months ended September 30			Year ended Dec. 31
Q3 2010 Financial and Operations Summary (in thousands except for volumes, percentages and per share and boe amounts)	2010	2009	Change	2010	2009	Change	2009
FINANCIAL
Revenue before unrealized mark-to-market adjustment (1)	34,267	30,354	13%	109,009	103,451	5%	140,506
Funds from operations (1)	11,402	8,366	36%	37,302	34,842	7%	46,645
Per share – basic and diluted(2) (3) ($)	0.42	0.39	8%	1.58	1.68	(6%)	2.22
Loss	(7,976)	(9,462)	(16%)	(14,979)	(32,343)	(54%)	(41,282)
Per share – basic and diluted (2) (3) ($)	(0.29)	(0.45)	(36%)	(0.64)	(1.56)	(59%)	(1.95)
Total assets	416,418	471,524		416,418	471,524		462,272
Working capital (deficit) including long-term debt (4)	(3,995)	(40,084)		(3,995)	(40,084)		(35,955)
Convertible debentures	116,537	114,673		116,537	114,673		114,863
Shareholders’ equity	238,922	230,544		238,922	230,544		219,046
SHARES OUTSTANDING
Shares outstanding – basic and diluted(2) (3) (000s)	27,115	21,353		23,551	20,737		21,119
Shares outstanding at period end (3) (000s)	27,673	21,573		27,673	21,573		21,701
OPERATIONS
Average daily production
Oil (bbls per day)	2,596	2,682	(3%)	2,473	2,863	(14%)	2,779
NGL (bbls per day)	2,395	2,729	(12%)	2,530	1,956	29%	2,156
Gas (mcf per day)	22,713	26,977	(16%)	25,672	30,952	(17%)	29,657
Total (boe per day)	8,777	9,907	(11%)	9,282	9,978	(7%)	9,878
Exit production
Oil (bbls per day)	2,660	2,887	(8%)	2,660	2,887	(8%)	2,448
NGL (bbls per day)	2,411	2,549	(5%)	2,411	2,549	(5%)	2,515
Gas (mcf per day)	23,934	26,567	(10%)	23,934	26,567	(10%)	24,802
Total (boe per day)	9,060	9,864	(8%)	9,060	9,864	(8%)	9,097
Average sales price
Oil ($ per bbl)	68.00	63.68	7%	70.32	60.49	16%	62.86
NGL ($ per bbl)	38.23	25.67	49%	41.63	27.69	50%	32.17
Gas ($ per mcf)	4.59	3.30	39%	4.68	4.90	(4%)	4.75
Cash flow netback (1) ($ per boe)
Revenue (5)	42.44	33.30	27%	43.02	37.98	13%	38.97
Royalties	8.23	6.69	23%	8.83	6.62	33%	7.37
Production expenses	11.88	8.56	39%	10.80	11.08	(3%)	10.88
Transportation expenses	0.62	0.77	(19%)	0.69	0.73	(5%)	0.70
Operating netback	21.71	17.28	26%	22.70	19.55	16%	20.02
General and administrative	5.94	4.97	20%	5.10	4.19	22%	4.36
Cash interest expense	3.49	3.13	12%	3.34	2.57	30%	2.66
Other cash costs (6)	(1.84)	-	100%	(0.46)	-	100%	0.06
Cash flow netback	14.12	9.18	54%	14.72	12.79	15%	12.94
(1)	Revenues before unrealized mark-to-market adjustment, funds from operations and cash flow netback are non-GAAP financial measures. Please refer to “Revenues” and “Non-GAAP Financial Measures”.
(2)	Weighted average shares outstanding. See Note 8 in Notes to Financial Statements.
(3)	Restated to reflect the three for one exchange of trust units for common shares.
(4)	Working capital (deficit) including long-term debt is a non-GAAP term and includes total bank debt, current assets and current liabilities (excluding commodity contracts and future income taxes).
(5)	Price received excludes unrealized mark-to-market gain or loss.
(6)          Other cash costs include realized foreign exchange gains and losses.

QUARTERLY FINANCIAL INFORMATION (in thousands of Canadian dollars except for per share amounts)

	2010			2009				2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues before unrealized mark-to-market adjustment	34,267	35,689	39,053	37,055	30,354	31,208	41,889	55,923
Funds from operations	11,402	11,357	14,543	11,803	8,366	8,561	17,915	23,636
Income (loss) before taxes	(11,042)	(11,352)	(1,920)	(8,930)	(13,259)	(23,823)	(12,864)	13,497
Net income (loss)	(7,976)	(4,066)	(2,937)	(8,939)	(9,462)	(14,383)	(8,498)	5,907
Net income (loss) per share basic(1) ($)	(0.29)	(0.19)	(0.14)	(0.42)	(0.45)	(0.69)	(0.42)	0.30
Net income (loss) per share diluted (1) ($)	(0.29)	(0.19)	(0.14)	(0.42)	(0.45)	(0.69)	(0.42)	0.27
(1) Restated to reflect the three for one exchange of trust units for common shares.

The losses in 2010 and 2009 are mainly due to decreased prices for oil and natural gas.  The net income during Q4 2008 was the result of the reversal of mark-to-market losses on commodity contracts during the first half of 2008.  Equal’s revenue and income, like others in the oil and gas industry, are driven by the prices of oil and natural gas.

OVERALL PERFORMANCE

Average production decreased by 11% in Q3 2010 to 8,777 boe per day when compared to Q3 2009 production of 9,907 boe per day.  The decline in average production was due primarily to natural decline rates for Equal’s wells and the disposition of non-core assets partially offset by drilling, well optimization projects, the recognition of NGL volumes from revised midstream contracts and acquisitions.  Equal exited the quarter with sales volumes of approximately 9,060 boe per day.  The difference between the average production rate during Q3 2010 and its exit rate is mainly due to the additional wells drilled and brought on stream during the quarter and some minor acquisitions contributing to the exit rate.

Overall, oil prices received in Q3 2010 increased 7% to $68.00 per barrel from $63.68 per barrel in Q3 2009.  NGL prices received in Q3 2010 increased 49% to $38.23 per bbl from $25.67 per bbl in Q3 2009.  Gas prices received in Q3 2010 increased 39% to $4.59 per mcf from $3.30 per mcf in Q3 2009.  Production expenses, excluding non-cash expenses, in Q3 2010 increased 39% to $11.88 per boe compared to $8.56 per boe in Q3 2009.

G&A expenses in Q3 2010 increased 20% to $5.94 per boe from $4.97 per boe in Q3 2009 which primarily relates to legal fees related to the claims made by a joint venture participant in Oklahoma.  Cash interest expense increased 12% on a per boe basis to $3.49 per boe in Q3 2010 compared to $3.13 per boe in Q3 2009 mainly due to the lower production in Q3 2010.

The overall impact was that funds from operations in Q3 2010 increased by 36% to $11.4 million from $8.4 million in Q3 2009 and was consistent with the funds from operations of $11.4 million in Q2 2010.  The increase in funds from operations in Q3 2010 from Q3 2009 is primarily the result higher prices received for oil, NGLs and natural gas and lower transportation costs offset by higher royalties, higher production costs and higher G&A costs.

The loss for the three months ended September 30, 2010 was $8.0 million compared to a loss of $9.5 million from Q3 2009.  The decrease in the loss was the result of higher prices received for oil, NGLs and natural gas, a decrease in DD&A and foreign exchange gains which were offset by higher royalties and production expenses.

Equal has further reduced its long-term debt during the quarter to $10.0 million as at September 30, 2010 compared to $70.0 million at the beginning of the year mainly through the disposition of several non-core assets which had net proceeds of $26.2 million.  An equity offering which raised net proceeds of $35.7 million was used to support the ongoing capital program, freeing up cash flow to further reduce debt.  As a result of these transactions, working capital including long-term debt in addition to the convertible debentures totaled $120.5 million as at September 30, 2010.  Equal’s improved balance sheet now has leverage ratios that are comparable to its peers.

SALES VOLUMES

Production
	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change
Daily sales volumes – average
Oil (bbls per day)	2,596	2,682	(3%)	2,473	2,863	(14%)
NGL (bbls per day)	2,395	2,729	(12%)	2,530	1,956	29%
Natural gas (mcf per day)	22,713	26,977	(16%)	25,672	30,952	(17%)
Total (boe per day)	8,777	9,907	(11%)	9,282	9,978	(7%)

Daily sales volumes – exit rate
Oil (bbls per day)	2,660	2,887	(8%)	2,660	2,887	(8%)
NGL (bbls per day)	2,411	2,549	(5%)	2,411	2,549	(5%)
Natural gas (mcf per day)	23,934	26,567	(10%)	23,934	26,567	(10%)
Total (boe per day)	9,060	9,864	(8%)	9,060	9,864	(8%)

Sales volumes mix by product
Oil	30%	27%		27%	29%
NGL	27%	28%		27%	20%
Natural gas	43%	45%		46%	51%
	100%	100%		100%	100%

Average production for Q3 2010 decreased 11% to 8,777 boe per day compared to 9,907 boe per day in Q3 2009 due to the natural decline rates for Equal’s wells offset by the additional wells drilled during the last year.  Q3 2010 production also decreased 8% compared to Q2 2010 production of 9,570 boe per day mainly due to the disposition of a non-core asset in west central Alberta which decreased Q3 2010 production by approximately 550 boe per day compared to Q2 2010.

Average production during Q3 2010 consisted of 2,596 boe per day of oil, 2,395 boe per day of NGL and 22,713 mcf per day of natural gas, resulting in a mix of 30% oil, 27% NGL and 43% natural gas.  Equal exited Q3 2010 with production of 9,060 boe per day.

Average production for the nine months ended September 30, 2010 was 9,282 boe per day which is a decrease of 7% compared to 9,978 boe per day during the same period in 2009.  The decrease is mainly due to the natural decline rates for Equal’s wells offset by the additional wells drilled during the last year and the assets which were acquired during Q1 2010 and then divested at the beginning of Q3 2010 which contributed approximately 300 boe per day of production to the nine month period ended September 30, 2010.

For the nine months ended September 30, 2010, Equal drilled the following 13 (10.7 net) wells with an 85% success rate:
•	3 (2.2 net) Provost Dina PPP horizontal oil wells;
•	2 (2.0 net) Princess horizontal oil wells;
•	2 (1.7 net) Cardium horizontal oil wells;
•	2 (0.8 net) Circus Viola horizontal oil wells;
•	1 (1.0 net) Alliance horizontal oil well;
•	1 (1.0 net) Primate oil well; and
•	2 (2.0 net) dry holes.

Production by Geographic Area
	Three months ended September 30, 2010			Nine months ended September 30, 2010
	Canada	U.S.	Total	Canada	U.S.	Total
Daily sales volumes – average
Oil (bbls per day)	2,335	261	2,596	2,193	280	2,473
NGL (bbls per day)	102	2,293	2,395	275	2,255	2,530
Natural gas (mcf per day)	8,374	14,339	22,713	10,731	14,941	25,672
Total (boe per day)	3,833	4,944	8,777	4,257	5,025	9,282

Daily sales volumes - exit rate
Oil (bbls per day)	2,401	259	2,660	2,401	259	2,660
NGL (bbls per day)	84	2,327	2,411	84	2,327	2,411
Natural gas (mcf per day)	8,668	15,266	23,934	8,668	15,266	23,934
Total (boe per day)	3,930	5,130	9,060	3,930	5,130	9,060

Sales volumes mix by product
Oil	61%	5%		52%	6%
NGL	3%	46%		6%	45%
Natural gas	36%	49%		42%	49%
	100%	100%		100%	100%

Canadian Operations

For the three months ended September 30, 2010, production in Canada of 3,833 boe per day was down 9% compared to Q3 2009 production of 4,203 boe per day due to the natural decline rates on Equal’s wells and non-core asset divestitures which were partially offset by the wells drilled during the last year and asset acquisitions.  Q3 2010 production decreased 16% from Q2 2010 production of 4,550 boe per day mainly due to the disposition of a non-core asset in west central Alberta at the beginning of Q3 2010 which decreased Q3 2010 production by approximately 550 boe per day compared to Q2 2010.

For the nine months ended September 30, 2010, production in Canada of 4,257 boe per day was down 7% compared to 4,585 boe per day during the same period in 2009.  The decrease is due to the natural decline rates on Equal’s wells and dispositions of non-core assets that contributed approximately 315 boe per day in the same period in 2009 which were offset primarily by the wells drilled in the year and an acquisition in early 2010 which contributed approximately 270 boe per day of production to the nine months ended September 30, 2010.

U.S. Operations

For the three months ended September 30, 2010, production in the United States of 4,944 boe per day was down 13% compared to Q3 2009 production of 5,704 boe per day due to the natural decline rates on Equal’s wells.  Q3 2010 production was 2% lower than Q2 2010 production of 5,020 boe per day due to low levels of drilling and natural decline rates.  Only two wells were drilled in Oklahoma during 2010 due to the uncertainties surrounding a joint venture participant’s claim for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.

For the nine months ended September 30, 2010, production in the United States of 5,025 boe per day was down 7% compared to 5,393 boe per day during the same period in 2009.  The decrease is due to the natural decline rates on Equal’s wells and only two wells were drilled in Oklahoma during 2010 due to the uncertainties surrounding a joint venture participant’s claim for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.

COMMODITY PRICING

Pricing Benchmarks
	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change
WTI (US$ per bbl)	76.20	68.30	12%	77.65	57.00	36%
Average exchange rate: US$ to Cdn$1.00	0.96	0.91	5%	0.96	0.85	13%
WTI (Cdn$ per bbl)	79.25	75.13	5%	80.75	66.69	21%
Propane, Conway, KS (US$/bbl)	42.81	29.49	45%	45.77	29.70	54%
NYMEX (US$ per mmbtu)	4.41	3.41	29%	4.62	3.96	17%
NYMEX (US$ per mcf) (1)	4.26	3.29	29%	4.46	3.82	17%
AECO daily index (Cdn$ per GJ)	3.36	2.78	21%	3.91	3.57	10%
AECO daily index (Cdn$ per mcf) (2)	3.43	2.83	21%	3.99	3.64	10%
(1)	Conversion rate of 0.96619 mcf per mmbtu.
(2)	Conversion rate of 1.0194 GJ per mcf.

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The propane price quoted at Conway, KS is the closest surrogate benchmark for the blended price Equal receives for its NGL produced in Oklahoma.  The price variations at Conway, KS mirror Equal’s variations in NGL price but cannot be used to estimate Equal’s actual NGL mix due to variations in composition.  In Western Canada the benchmark is the price at the AECO hub (a storage and pricing hub for Canadian natural gas market) and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Equal expresses its realized prices for oil and gas in Canadian dollars.

Benchmark oil prices for Q3 2010 increased 12% to an average of US$76.20 per bbl WTI from US$68.30 per bbl WTI in Q3 2009 but the price increase was largely off-set by the strengthening of the Canadian dollar which averaged US$0.96 per Canadian dollar during Q3 2010 compared to US$0.91 per Canadian dollar during Q3 2009.

Benchmark propane prices for Q3 2010 increased 45% to an average of US$42.81 per bbl from US$29.49 per bbl in Q3 2009.

Benchmark natural gas prices for Q3 2010 on the NYMEX increased to an average of US$4.41 per mmbtu from US$3.41 per mmbtu in Q3 2009.  In Canada, AECO pricing also increased averaging $3.36 per GJ during Q3 2010 compared to $2.78 during Q3 2009.

Average Commodity Prices Received
	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change
Oil (1) (Cdn$ per bbl)	65.85	64.52	2%	68.40	55.09	24%
NGL (Cdn$ per bbl)	38.23	25.67	49%	41.63	27.69	50%
Natural gas (Cdn$ per mcf)	3.83	2.82	36%	4.21	3.61	17%
Oil commodity contract settlements (Cdn$ per bbl)	2.15	(0.84)	(356%)	1.93	5.40	(64%)
Natural gas commodity contract settlements (Cdn$ per mcf)	0.76	0.48	58%	0.47	1.29	(64%)
Combined oil (1) (Cdn$ per bbl)	68.00	63.68	7%	70.32	60.49	16%
Combined natural gas (Cdn$ per mcf)	4.59	3.30	39%	4.68	4.90	(4%)
Total (2) (Cdn$ per boe)	42.44	33.30	27%	43.02	37.98	13%
(1)	Includes sulphur revenue.
(2)	Price received excludes unrealized mark-to-market gain or loss.

For the three months ended September 30, 2010, the average price received for oil by Equal, net of commodity contract settlements, increased 7% to $68.00 per bbl from $63.68 per bbl in Q3 2009.  For the three months ended September 30, 2010, the average price received for NGLs increased 49% to $38.23 per bbl from $25.67 per bbl in Q3 2009.  The Q3 2010 average price received for natural gas, net of commodity contract settlements, increased 39% to $4.59 per mcf from $3.30 per mcf in Q3 2009.

For the nine months ended September 30, 2010, the average price received for oil by Equal, net of commodity contract settlements, increased 16% to $70.32 per bbl from $60.49 per bbl during the same period in 2009.  The average price received for NGLs for the nine months ended September 30, 2010, increased 50% to $41.63 per bbl from $27.69 per bbl during the same period in 2009.  The average price received for natural gas for the nine months ended September 30, 2010, net of commodity contract settlements, decreased 4% to $4.68 per mcf from $4.90 per mcf during the same period in 2009.

REVENUES

Revenues (in thousands of Canadian dollars except for percentages)
	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change
Oil	15,728	15,921	(1%)	46,182	43,059	7%
NGL	8,425	6,444	31%	28,752	14,785	94%
Natural gas	8,010	6,990	15%	29,473	30,476	(3%)
Realized gain on commodity contracts	2,104	999	111%	4,602	15,131	(70%)
Revenue before mark-to-market adjustments (1)	34,267	30,354	13%	109,009	103,451	5%
Unrealized mark-to-market gain (loss) on commodity contracts	(1,684)	312	(100%)	2,720	(12,407)	(122%)
Oil and natural gas revenues	32,583	30,666	6%	111,729	91,044	23%
(1) Non–GAAP measure.

Revenues by Geographic Area (in thousands of Canadian dollars)
	Three months ended September 30, 2010			Nine months ended September 30, 2010
	Canada	U.S.	Total	Canada	U.S.	Total
Oil	13,896	1,832	15,728	40,278	5,904	46,182
NGL	637	7,788	8,425	4,004	24,748	28,752
Natural gas	3,015	4,995	8,010	12,621	16,852	29,473
Realized gain on commodity contracts	691	1,413	2,104	1,737	2,865	4,602
Revenue before unrealized mark-to-market adjustments (1)	18,239	16,028	34,267	58,640	50,369	109,009
Unrealized mark-to-market gain (loss) on commodity contracts	(1,572)	(112)	(1,684)	2,173	547	2,720
Oil and natural gas revenues	16,667	15,916	32,583	60,813	50,916	111,729
(1)	Non–GAAP measure.

For the three month period ended September 30, 2010, total oil and natural gas revenues increased 6% percent to $32.6 million from $30.7 million during the same period in 2009.  For the nine month period ended September 30, 2010, total oil and natural gas revenues increased 23% percent to $111.7 million from $91.0 million during the same period in 2009 primarily due to unrealized gain on commodity contracts during 2010 as opposed to the unrealized loss on commodity contracts during 2009.

Oil revenues for Q3 2010 decreased 1% to $15.7 million from $15.9 million in Q3 2009 which was the result of a 3% decrease in production volumes offset by a 2% increase in the sales price for oil received when compared to Q3 2009.  NGL revenues for the three month period ended September 30, 2010 increased 31% to $8.4 million from $6.4 million when compared to the same period in 2009 due to the 49% increase in sales price for NGLs received offset by a 12% decrease in production.  For the three month period ended September 30, 2010, natural gas revenues increased 15% to $8.0 million from $7.0 million in Q3 2009 which was the result of a 36% increase in the sales price of natural gas received offset by a 16% decrease in production volumes when compared to Q3 2009.

Oil revenues for the nine month period ended September 30, 2010, increased 7% to $46.2 million compared to $43.1 million which was the result of a 24% increase in the sales price for oil received offset by a 14% decrease in production volumes when compared the same period in 2009.  NGL revenues for the nine month period ended September 30, 2010 increased 94% to $28.8 million from $14.8 million when compared to the same period in 2009 due to the 50% increase in sales price for NGLs received combined with the 29% increase in production.  For the nine month period ended September 30, 2010, natural gas revenues decreased 3% to $29.5 million from $30.5 million during the same period in 2009 which was the result of a 17% decrease in production volumes offset by a 17% increase in the sales price of natural gas received when compared to the same period in 2009.

For the three month period ended September 30, 2010, the realized gain on commodity contracts increased 111% to $2.1 million compared to $1.0 million in Q3 2009 due to the natural gas and oil hedging contracts in place compared to the same period in 2009.

For the nine month period ended September 30, 2010, the realized gain on commodity contracts decreased 70% to $4.6 million compared to $15.1 million due to the natural gas and oil hedging contracts in place compared to the same period in 2009.

For the three month period ended September 30, 2010, the unrealized mark-to-market loss on commodity contracts was to $1.7 million compared to a gain of $0.3 million during the same period in 2009.  The Q3 2010 unrealized mark-to-market gain on commodity contracts was due to the increase in the price for oil.  During Q3 2010, the realized gain for commodity price contracts was $2.1 million compared to a gain of $1.0 million in Q3 2009.

For the nine month period ended September 30, 2010, the unrealized mark-to-market gain on commodity contracts was $2.7 million compared to a loss of $12.4 million during the same period in 2009.  The unrealized mark-to-market gain on commodity contracts was a result of the decrease in the price for natural gas and the additional oil contracts entered into during the year.  During the nine month period ended September 30, 2010, the realized gain on commodity price contracts was $4.6 million compared to a gain of $15.1 million during the same period in 2009.

COMMODITY CONTRACTS

The Company has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the impact of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of Equal’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements.  By doing this Equal seeks to provide a measure of stability and predictability of cash inflows.

The mark-to-market value of the commodity contracts is determined based on the estimated fair value as at September 30, 2010 that was obtained from the counterparty to the economic hedge.  Equal then evaluates the reasonability of this price in comparison to the value of other commodity contracts it currently owns as well as recently quoted prices received from other counterparties for various commodity contracts.  The Company deals with several large, credit-worthy financial institutions to diversify its counterparty risk.  The credit worthiness of each counterparty is assessed at the time of purchase of each financial instrument and is regularly assessed based on any new information regarding the counterparty.

At September 30, 2010, the following financial derivatives and fixed price contracts were outstanding:
Derivative Instrument	Commodity	Price (2)	Volume (per day) (2)	Period
Fixed	Gas	6.25 (US$/mmbtu) (6.04 US$/mcf)	5,000 mmbtu (4,831 mcf)	November 1, 2009 – December 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.615 US$/mmbtu ($0.59 US$/mcf)	5,000 mmbtu (4,831 mcf)
Fixed	Gas	5.45 ($/GJ) 5.56 ($/mcf)	1,000 GJ (981 mcf)	March 1, 2010 – February 28, 2011
Fixed	Gas	6.22 (US$/mmbtu) (6.01 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2010 – October 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.40 US$/mmbtu ($0.39 US$/mcf)	2,000 mmbtu (1,932 mcf)
Fixed	Gas	5.70 (US$/mmbtu) (5.51 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2010 – October 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.30 US$/mmbtu ($0.29 US$/mcf)	7,000 mmbtu (6,763 mcf)	January 1, 2010 – December 31, 2010

Fixed	Oil	85.00 ($/bbl)	500 bbl	October 1, 2009 – December 31, 2010
Fixed	Oil	88.00 ($/bbl)	300 bbl	January 1, 2010 – December 31, 2010
Fixed	Oil	93.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.60 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
(1)	NYMEX / Southern Star (Oklahoma) basis differential.
(2)	Conversion rates of 0.96619 mcf per mmbtu and 1.0194 GJ per mcf.

At September 30, 2010, the following physical contract was outstanding:

Type of contract	Commodity	Price (1)	Volume (per day) (1)	Period
Fixed Sale	Gas	5.48 ($/GJ) (5.59 ($/mcf))	1,000 GJ (981 mcf)	March 1, 2010 – February 28, 2011
(1)	Conversion rates of 0.96619 mcf per mmbtu and 1.0194 GJ per mcf.

As at September 30, 2010 the above commodity contracts had a net mark-to-market asset position of $3.0 million which increased $2.8 million from the December 31, 2009 balance of $0.2 million.  This change relates primarily to the decrease in the price for natural gas and the additional oil contracts entered into during the year.

Equal entered into the following commodity contracts after September 30, 2010:

Type of contract	Commodity	Price	Volume (per day)	Period
Fixed Sale	Oil	89.66 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed Sale	Oil	90.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011

ROYALTIES

Royalties include crown, freehold and overriding royalties, production taxes and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received.  On an overall basis, royalties increased in Q3 2010 compared to Q3 2009 due to higher commodity prices for both oil and natural gas.  As a percentage of revenue before mark-to-market adjustments, royalties were 19% for Q3 2010 and 20% for Q3 2009.

Royalties (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change
Royalties	6,648	6,097	9%	22,367	18,021	24%
As a percentage of revenues before mark-to-market adjustments	19%	20%		21%	17%
Royalties per boe ($)	8.23	6.69	23%	8.83	6.62	33%

Royalties by Geographic Area (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30, 2010		Nine months ended September 30, 2010
	Canada	U.S.	Canada	U.S.
Royalties	3,073	3,575	10,901	11,466
As a percentage of revenues before mark-to-market adjustments	17%	22%	19%	23%
Royalties per boe ($)	8.71	7.86	9.38	8.36

During the three month period ended September 30, 2010, royalties increased 9% to $6.6 million from $6.1 million in Q3 2009 primarily as a result of the higher prices received for oil and natural gas.  Q3 2010 royalties decreased 6% compared to Q2 2010 royalties of $7.1 million due to lower production.

During the nine month period ended September 30, 2010, royalties increased 24% to $22.4 million from $18.0 million from the same period in 2009 primarily as a result of the higher prices received for oil and natural gas.

PRODUCTION EXPENSE

Production Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change
Production expense	9,589	7,853	22%	27,357	30,711	(11%)
Non-cash gain (loss) from power contracts	-	(50)	(100%)	-	(538)	(100%)
Cash production costs	9,589	7,803	23%	27,357	30,173	(9%)
Production expense per boe ($)	11.88	8.62	38%	10.80	11.27	(4%)
Non-cash gain (loss) from power contracts per boe ($)	-	(0.06)	(100%)	-	(0.19)	(100%)
Cash production costs per boe ($)	11.88	8.56	39%	10.80	11.08	(3%)

For the three months ended September 30, 2010, cash production costs increased 39% to $11.88 per boe compared to $8.56 per boe in Q3 2009 and increased 13% compared to $10.50 per boe in Q2 2010.

For the nine months ended September 30, 2010, cash production costs decreased 3% to $10.80 per boe compared to $11.08 per boe for the same period in 2009.

Production Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended September 30, 2010		Nine months ended September 30, 2010
	Canada	U.S.	Canada	U.S.
Cash production costs	6,756	2,833	19,695	7,662
Cash production costs per boe ($)	19.16	6.23	16.95	5.59

Canadian Operations

On an overall cost basis, Q3 2010 cash production costs increased by 57% to $6.8 million compared to $4.3 million in Q3 2009 and on a per boe basis they increased by 73% to $19.16 per boe versus $11.05 per boe in Q3 2009.  The Q3 2009 operating expenses were lower than normal due to revisions of estimates from previous periods of $1.9 million ($3.84 per boe) and an adjustment to third party processing fees receivable dating back to 2007 for $0.4 million ($0.99 per boe).  The decrease in production during Q3 2010 compared to Q3 2009 also contributed to the increase in production costs per boe of $1.96 per boe.  Q3 2010 production costs per boe increased by 18% compared to Q2 2010 of $16.25 due to the decrease in production from the sale of lower operating cost non-core assets in west central Alberta.  Current Canadian drilling targets in the Cardium and Viking light oil resource plays have operating costs in the $7.00 to $10.00 per boe range which should reduce the overall per boe operating costs in the future.

In Canada for the nine months ended September 30, 2010, cash production costs increased by 9% to $19.7 million from $18.1 million during the same period in 2009 and on a per boe basis they increased by 17% to $16.95 per boe versus $14.50 per boe during the same period in 2009.  The increase in production expenses in 2010 is due to the 2009 comparative period having lower materials and services costs and the deferral of discretionary well workovers.  On a per boe basis, the increase in production expenses is also due to the decrease in production for the sale of non-core assets in west central Alberta.

U.S. Operations

In the U.S. during Q3 2010 cash production costs decreased by 20% to $2.8 million from $3.5 million in Q3 2009 on an overall cost basis, but on a per boe basis they decreased 7% to $6.23 per boe versus $6.73 per boe in Q3 2009.  Q3 2010 production costs per boe increased by 18% compared to Q2 2010 production costs of $5.30 per boe due to an increased number of pump replacements in the producing wells, attributed in part to a program to bring shut-in wells back on production due to stronger liquids prices and quick payouts on these projects and in part to the inherent variability in the number of pump failures in a given quarter.

In the U.S. for the nine months ended September 30, 2010, cash production costs decreased by 36% to $7.7 million from $12.0 million during the same period in 2009 and on a per boe basis they decreased by 32% to $5.59 per boe versus $8.17 per boe during the same period in 2009.  The decrease in production expenses per boe from 2009 is due to decreasing water disposal rates from wells completed in late 2008 and early 2009, deferred workover costs and lower materials and services rates attributable to the slowdown in the industry.

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.

Transportation Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change
Transportation expense	499	705	(29%)	1,741	1,996	(13%)
Transportation expense per boe ($)	0.62	0.77	(19%)	0.69	0.73	(5%)

For the three months ended September 30, 2010, transportation costs decreased 19% to $0.62 per boe from $0.77 per boe in Q3 2009.  Q3 2010 transportation expenses per boe decreased 18% compared to $0.76 in Q2 2010.  Transportation expense has varied primarily due to changing industry costs over time.

For the nine months ended September 30, 2010, transportation costs decreased 5% to $0.69 per boe from $0.73 per boe from the same period in 2009.  Transportation expense has varied primarily due to changing industry costs over time.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) increased by 6% in Q3 2010 compared to Q3 2009 on a total dollar basis and increased by 20% on a per boe basis.

General and Administrative Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change
Gross G&A expense	5,925	5,047	17%	16,699	14,966	12%
Capitalized	21	29	(28%)	(1,435)	(854)	68%
Recoveries	(1,151)	(542)	112%	(2,335)	(2,692)	(13%)
G&A expense	4,795	4,534	6%	12,929	11,420	13%
G&A expense per boe ($)	5.94	4.97	20%	5.10	4.19	22%

For the three months ended September 30, 2010, G&A costs were $5.94 per boe compared to $4.97 per boe in Q3 2009, a 20% increase primarily due to legal fees related to the claims made by a joint venture participant in Oklahoma which totalled $1.6 million ($1.95 per boe) during the quarter.

For the nine months ended September 30, 2010, G&A costs were $5.10 per boe compared to $4.19 per boe during the same period in 2009.  The increase in G&A is primarily due to the costs associated with the Plan of Arrangement which totalled $0.9 million ($0.36 per boe) and legal fees related to the claims made by a joint venture participant in Oklahoma which totalled $1.7 million ($0.68 per boe) during the nine months ended September 30, 2010.

Equal anticipates that the G&A costs will decrease on an overall and per boe basis when the legal proceedings are completed with a joint venture participant  in Oklahoma which is expected to be in the first half of 2011.

INTEREST EXPENSE

Interest expense for Q3 2010 was $3.4 million which was comprised of interest on long-term debt of $0.5 million and interest on convertible debentures of $3.1 million less interest income of $0.2 million.

Interest Expense (in thousands of Canadian except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change
Cash interest expense on long-term debt	510	1,113	(54%)	1,903	2,101	(9%)
Cash interest expense on convertible debentures	2,482	2,455	1%	7,286	7,316	0%
Cash interest income	(175)	(720)	(76%)	(718)	(2,418)	(70%)
Subtotal cash interest expense	2,817	2,848	(1%)	8,471	6,999	21%
Non-cash interest expense on convertible debentures	564	466	21%	1,674	1,363	23%
Total interest expense	3,381	3,314	2%	10,145	8,362	21%
Cash interest expense per boe on long-term debt ($)	0.63	1.22	(48%)	0.75	0.77	(3%)
Cash interest expense per boe on convertible debentures ($)	3.07	2.69	14%	2.88	2.69	7%
Cash interest income per boe ($)	(0.22)	(0.78)	(72%)	(0.29)	(0.89)	(67%)
Total cash interest expense per boe ($)	3.49	3.13	12%	3.34	2.57	30%

For the three months ended September 30, 2010, interest expense on long-term debt decreased 54% to $0.5 million from $1.1 million in Q3 2009 due to lower debt levels and lower borrowing rates on our bank credit facility.  The interest on long-term debt decreased 38% compared to $0.8 million in Q2 2010 due to lower debt levels.

For the nine months ended September 30, 2010, interest expense on long-term debt decreased 9% to $1.9 million from $2.1 million in the same period in 2009 due to lower debt levels.

Equal’s long-term debt balance at September 30, 2010 was $10.0 million compared to $70.0 million at the end of 2009.  The average interest rate on long-term debt for the nine and three months ended September 30, 2010 was 4.47% and 5.23%, respectively, and the rate as of November 12, 2010 is approximately 4.01%.

The interest expense on convertible debentures for the three and nine months ended September 30, 2010 was comparable to the same periods in 2009.

Interest income for Q3 2010 decreased 76% to $0.2 million from $0.7 million in Q3 2009 and increased 75% compared to $0.1 million during Q2 2010.  Interest income for the nine months ended September 30, 2010 decreased 70% to $0.7 million from $2.4 million for the same period in 2009.  The decreases for the three and nine month period ended September 30, 2010 compared to the same periods in 2009 are due to uncertainty of the collectability of the interest component on a capital lease from a farmout participant who filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.

SHARE-BASED COMPENSATION EXPENSE

Share-Based Compensation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change
Gross share-based compensation expense	722	967	(25%)	3,259	3,263	0%
Capitalized	(56)	(225)	(75%)	(225)	(372)	(40%)
Share-based compensation expense	666	742	(10%)	3,034	2,891	5%
Share-based compensation expense per boe ($)	0.82	0.81	1%	1.20	1.06	13%

For the three months ended September 30, 2010, non-cash share-based compensation expense was $0.7 million compared to $0.7 million in Q3 2009 and $1.2 million in Q2 2010.

For the nine months ended September 30, 2010, non-cash share-based compensation expense was $3.0 million compared to $2.9 million for the same period in 2009.

DEPLETION, DEPRECIATION AND ACCRETION (“DD&A”)

Depletion, Depreciation and Accretion (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change
DD&A	19,610	20,249	(3%)	59,897	67,280	(11%)
DD&A per boe ($)	24.29	22.22	9%	23.64	24.70	(4%)

For the three months ended September 30, 2010, DD&A expenses decreased by 3% to $19.6 million compared to $20.2 million in Q3 2009 and decreased 1% compared to $19.8 million in Q2 2010.  The decrease in DD&A expenses in Q3 2010 compared to Q3 2009 is mainly due to the decrease in production during the period.  DD&A expenses on a boe basis increased 9% to $24.29 in Q3 2010 from $22.22 per boe in Q3 2009 and increased by 7% from $22.73 per boe in Q2 2010 due to the disposition of non-core assets in west central Alberta which occurred at the beginning of Q3 2010 and additional capital expenditures during the year.

For the nine months ended September 30, 2010, DD&A expenses decreased 11% to $59.9 million compared to $67.3 million in the same period in 2009.  The decrease in DD&A expenses in the nine months of 2010 compared to the same period in 2009 is mainly due to the decrease in production and the effect of the foreign currency translation due to the strengthening Canadian dollar on Equal’s U.S. operations.  DD&A expenses on a per boe basis decreased 4% to $23.64 per boe during 2010 compared to $24.70 per boe in same period in 2009 mainly due to the effect of the foreign currency translation due to the strengthening Canadian dollar on Equal’s U.S. operations.

Ceiling Test

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects.  When required the cash flows are estimated using expected future product prices and costs which are discounted using a risk-free interest rate.

Equal completed ceiling test calculations for the Canadian and U.S. cost centers as at September 30, 2010 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test calculations did not result in a write down of the Canadian cost center or the U.S. cost center.

FOREIGN EXCHANGE

For the three months ended September 30, 2010, there was a foreign exchange gain of $1.6 million compared to a loss of $0.4 million in Q3 2009 and a loss of $1.2 million in Q2 2010.

For the nine months ended September 30, 2010, there was a foreign exchange gain of $1.4 million compared to a loss of $0.3 million in the same period in 2009.

TAXES

For the three months ended September 30, 2010, the future income tax reduction was $3.5 million compared to the future income tax reduction of $3.8 million in the same period in 2009.

For the nine months ended September 30, 2010, the future income tax reduction was $9.9 million compared to the future income tax reduction of $17.6 million in the same period in 2009.

The federal and provincial statutory rate was 28.2% at September 30, 2010 compared to an effective tax rate of 38.4%.  The primary reason for the variance in the effective tax rate and the statutory tax rate is the result of the non-deductible share-based compensation and the difference between the U.S. and Canadian tax rates.

LOSS

For the three months ended September 30, 2010, the loss was $8.0 million (loss of $0.29 per share) compared to a loss of $9.5 million (loss of $0.45 per share) in Q3 2009 and a loss of $4.1 million (loss of $0.19 per share) in Q2 2010.   The decrease in the loss in Q3 2010 compared to Q3 2009 was the result of an increase in the price for oil, decrease in DD&A and foreign exchange gains which were partially offset by higher royalties and production expenses.

For the nine months ended September 30, 2010, the loss was $15.0 million (loss of $0.64 per share) compared to a loss of $32.3 million (loss of $1.56 per share) for the same period in 2009.  The decrease in the loss was the result of an increase in the price for oil, decrease in DD&A and decrease in production costs partially offset by higher royalties, G&A expenses and interest expense.

NON-GAAP FINANCIAL MEASURES

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as cash flow netback, funds from operations and working capital including long-term debt to analyze financial performance.  Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for Equal.  These KPIs and benchmarks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures presented by other entities.

Cash Flow Netback

Management uses cash flow netback to analyze operating performance.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the table below:

Cash Flow Netback (in thousand of Canadian dollars, except for per share and per boe amounts)
	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Loss	(7,976)	(9,462)	(14,979)	(32,343)
Future income taxes (reduction)	(3,450)	(3,797)	(9,933)	(17,603)
Foreign exchange loss	304	431	329	309
Depletion, depreciation and accretion	19,610	20,249	59,897	67,280
Non-cash interest expense	564	466	1,674	1,363
Share based compensation expense	666	742	3,034	2,891
Unrealized mark-to-market loss (gain) on commodity contracts	1,684	(263)	(2,720)	12,945
Funds from operations	11,402	8,366	37,302	34,842
Total volume (mboe)	807	911	2,534	2,724
Cash flow netback (non-GAAP) ($ per boe)	14.12	9.18	14.72	12.79

Funds from Operations

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities, before changes in non-cash working capital, as reconciled in the table below:

Funds from Operations (in thousands of Canadian dollars)
	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Cash provided by operating activities	10,473	7,337	24,095	32,785
Changes in non-cash working capital items	293	747	11,917	1,100
Asset retirement costs incurred	636	282	1,290	957
Funds from operations	11,402	8,366	37,302	34,842

For the three months ended September 30, 2010, funds from operations increased by 36% to $11.4 million from $8.4 million in the same period in 2009.  The increase in funds from operations is primarily the result of higher prices received for oil, NGLs and natural gas and lower transportation costs partially offset by higher royalties, production expenses and G&A costs.

For the nine months ended September 30, 2010, funds from operations increased by 7% to $37.3 million from $34.8 million in the same period in 2009.  The increase in funds from operations is primarily the result higher prices received for oil, NGLs and natural gas, lower production costs and lower transportation costs which were partially offset by higher royalties, G&A costs and interest expense.

CAPITAL EXPENDITURES

The following table represents the capital expenditures that were paid for with cash.

Capital Expenditures (in thousands of Canadian dollars except for percentages)
	Three months ended September 30			Nine months ended September 30
	2010	2009	Change	2010	2009	Change
Capital expenditures	19,020	9,594	98%	52,225	17,391	200%
Capital expenditures to be recovered	-	(584)	(100%)	-	1,641	(100%)
Amounts recovered under agreement	-	(2,183)	(100%)	(3,503)	(8,412)	(58%)
Dispositions	(24,002)	-	100%	(26,232)	-	100%
Total	(4,982)	6,827	(173%)	22,490	10,620	112%

During the nine months ended September 30, 2010, Equal’s net capital expenditures were $22.5 million, of which Equal spent $52.2 million in total capital expenditures, recovered $3.5 million from the capital recovery agreement and received $26.2 million from dispositions of non-core properties.

Expenditures in Canada for the nine months ended September 30, 2010 totaled $39.7 million and net proceeds from dispositions totaled $26.2 million.  The major components of these expenditures include:
•	$17.7 million on property and facility acquisitions;
•	$15.0 million on wells, drilling and workovers;
•	$4.0 million on land and seismic acquisition;
•	$2.0 million facilities and other equipment maintenance; and
•	$1.0 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

Expenditures in the U.S. for the nine months ended September 30, 2010 totaled $12.5 million of which the major expenditures include:
•	$5.8 million on acquiring additional working interest in wells from non-operated working interest partners;
•	$3.4 million related to wells, drilling and workovers;
•	$1.2 million on acquisitions of land for future development in Oklahoma;
•	$1.1 million on capital enhancements;
•	$0.6 million on inventory and other assets; and
•	$0.4 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

During the nine months ended September 30, 2010, Equal received a total of $3.5 million of principal repayments under a capital recovery agreement.

Equal’s near term drilling will be focused on light oil targets in Alberta-based Cardium and Viking resource plays which have operating margins significantly higher than our current average Canadian production.  With this focus on light oil, Equal expects its cash flow netback to improve as each well is drilled.

Capital expenditures are expected to approximate funds from operations.  Equal operates all of its drilling and can dictate the pace and targets of its drilling programs, therefore, the Company can adjust quickly to the changes in commodity prices if necessary.  Equal has an extensive drilling inventory so can it increase capital spending in a higher commodity price environment and has the financial flexibility to do so with its credit facility.

Equal accounts for its investment in its U.S. operations as a self-sustaining operation which means the capital assets associated with the U.S. operations (as well as all other balance sheet accounts for the U.S. operations) are subject to revaluation to the current exchange rate at each balance sheet date.  The result of this revaluation is a change in the carrying value of the U.S. assets from period to period.

Equal has commitments for the following payments over the next five years:

Financial Instrument – Liability
(in thousands of Canadian dollars)	2010	2011	2012	2013 – 2014	Total
Long-term debt (1)	-	-	10,000	-	10,000
Interest on long-term debt (2)	99	395	198	-	692
Convertible debentures	-	80,210	39,648	-	119,858
Interest on convertible debentures	4,844	9,688	1,635	-	16,167
Accounts payable & accrued liabilities	24,103	-	-	-	24,103
Commodity contracts	199	-	-	-	199
Office leases (3)	571	2,145	458	629	3,803
Vehicle and other operating leases	89	257	78	-	424
Total obligations	29,905	92,695	52,017	629	175,246
(1)  Assumes the credit facilities are not renewed on June 24, 2011.
(2)  Assumes an interest rate of 3.95% (the rate on September 30, 2010).
(3)  Future office lease commitments may be reduced by sublease recoveries totaling $0.8 million.

LIQUIDITY & CAPITAL RESOURCES

On July 7, 2010, Equal closed the sale of a non-core asset which had net proceeds of $24.0 million and on July 9, 2010, Equal completed a bought deal equity offering which raised net proceeds of $35.7 million.  The proceeds from the sale of the non-core asset were used to pay down the bank debt and the proceeds from the equity offering were used to support the ongoing capital program; both of which give Equal additional financial flexibility.

Development activities and acquisitions may be funded internally through cash flow or through external sources such as debt or the issuance of equity.  The Company finances its operations and capital activities primarily with funds generated from operating activities, but also through the issuance of shares, debentures and borrowing from its credit facility.  The amount of equity Equal may raise through the issuance of shares depends on many factors including projected cash needs, availability of funding through other sources, share price and the state of the capital markets.  The Company believes its sources of cash, including bank debt and the proceeds from the Q3 2010 divestiture, will be sufficient to fund its operations and anticipated capital expenditure program in 2010.  Equal’s ability to fund its operations will also depend on operating performance and is subject to commodity prices and other economic conditions which may be beyond its control.  The Company will monitor commodity prices and adjust the 2010 capital expenditure program accordingly to stay within its means.  The Company operates all of its drilling programs and as a result, can control the pace and targets of its capital spending to react quickly to changes in cash flow to ensure ongoing financial stability.

Equal’s improved cash position and available credit facility should enable the Company to address any economic uncertainties.

Equal’s capital structure at September 30, 2010 is as follows:

	September 30, 2010		December 31, 2009
Capitalization (in thousand of Canadian dollars except percentages)	Amount	%	Amount	%
Long-term debt	10,000	4%	70,000	24%
Working capital (1) excluding long-term debt	(6,005)	(2%)	(28,554)	(10%)
Long-term receivable	-	0%	(5,491)	(2%)
Working capital including long-term debt	3,995	2%	32,955	12%
Convertible debentures	116,537	46%	114,863	39%
Shares issued, at market (2)	130,618	52%	141,499	49%
Total capitalization	251,150	100%	292,317	100%
(1)	Working capital excludes commodity contracts and future income taxes.
(2)	The weighted average price of Equal’s shares on September 30, 2010 was $4.72 per share (December 31, 2009 – $6.54 per share per share restated for the three trust unit for one share exchange).

Long-term Debt

Long-term debt is represented by the amounts drawn on our Bank Credit Facility.  At September 30, 2010, Equal’s long-term debt was $10.0 million, a decrease of $60.0 million from $70.0 million at December 31, 2009.  Equal has credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a borrowing capacity of $125.0 million.

Equal monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Equal is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

	As at
(in thousands of Canadian dollars except for ratios)	September 30, 2010	December 31, 2009
Interest coverage (1):
Cash flow over the prior four quarters	63,250	61,288
Interest expenses over the prior four quarters	12,305	12,533
Interest coverage ratio	5.16 : 1.00	4.89 : 1.00
(1)	These amounts are defined terms within the credit agreements.

Working Capital

The working capital decreased by $22.5 million from December 31, 2009 mainly due to a decrease in cash of $18.9 million, a decrease in prepaid expenses of $0.3 million and a transfer to fixed assets of the current portion of long-term receivable ($11.2 million at December 31, 2009 due from a joint venture participant in Oklahoma) due to the uncertainty of its collection which were partially offset by an increase in accounts receivable of $4.0 million and a decrease in accounts payable of $3.9 million.

	As at
Working Capital (in thousands of Canadian dollars)	September 30, 2010	December 31, 2009
Working capital (1)	6,005	28,544
(1)	Working capital excludes commodity contracts and future income taxes.

Long-term Receivable

In 2006 Equal entered into a farm-out agreement with Petroflow Energy Ltd. and its subsidiaries (“JV Participant”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Participant paid 100% of the drilling and completion costs to earn 70% of Equal’s interest in the well and Equal was required to build the infrastructure to support these wells, such as pipelines and salt water disposal wells.  The infrastructure costs incurred by Equal are recoverable from JV Participant over three years with interest charged at a rate of 12% per annum.  Infrastructure costs incurred by Equal were accounted for as a finance lease; therefore, the capital costs incurred were not included in property, plant and equipment but were recorded as current and long-term receivables.  The interest income on the long-term receivable was recorded as a reduction in interest expense.

In December 2009 Equal delivered a notice of termination for non-performance under the terms of the farm-out agreement with JV Participant.  JV Participant was required to maintain a certain pace of drilling to continue its right to drill on lands owned by Equal but ceased drilling in February 2009 and had not indicated that it will be able to continue drilling with any certainty.  Final notice of termination of the farm-out agreement was delivered in January 2010.  Management anticipates that a fee will be charged to JV Participant for use of the infrastructure assets upon termination of the existing arrangement as a capital disposal fee against production from the producing wells.

In April 2010, a notice of default was sent to JV Participant which accelerated the capital recovery amortization payments such that the entire receivable amount is due and payable.

In May 2010, subsidiaries of JV Participant filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.  Equal continues to operate the wells in which JV Participant’s subsidiaries share a working interest and will defend its rights in the bankruptcy proceedings.  Currently, Equal has entered into the process of arbitration with the JV Participant regarding the dissolution of the farm-out agreement.  The arbitration hearings are scheduled for early 2011.

As at September 30, 2010, a total of $13.0 million is owed to Equal for infrastructure construction under the farm-out agreement which is classified as a long-term receivable and has been transferred to the Company’s PP&E accounts.  There is also $7.2 million owed to Equal in joint interest billings which is classified in accounts receivable.

Convertible Debentures

As at September 30, 2010, Equal had $116.5 million of convertible debentures outstanding with a face value of $119.9 million.  During Q3 2010, Equal made the necessary filings, and received the necessary approvals, to make a normal course issuer bid for its 8.25% and 8.00% convertible debentures.  The normal course issuer bid is effective until August 5, 2011.

The debentures have the following conversion prices:
•	ENT.DB – $27.75. Each $1,000 principal amount of ENT.DB debentures is convertible into approximately 36.04 Equal shares. Mature on December 31, 2011.
•	ENT.DB.A – $20.40. Each $1,000 principal amount of ENT.DB.A debentures is convertible into approximately 49.02 Equal shares. Mature on June 30, 2012.

As at September 30, 2010, Equal has issued capital of 27.7 million shares outstanding.  If all the outstanding convertible debentures were converted into shares at their respective conversion prices, a total of 32.5 million shares would be outstanding.

SHARE INFORMATION

Equal is capitalized through a combination of shares and convertible debt.  Equal also has a share option plan, restricted share plan, performance share plan and warrants to purchase shares outstanding.  The following table outlines outstanding equity instruments:

Outstanding Share Data as at	November 12, 2010	September 30, 2010	December 31, 2009
Shares	27,687,704	27,673,271	21,700,896
Share options	1,046,152	874,752	235,331
Restricted shares	520,914	276,985	534,730
8.0% Convertible debentures ($1,000 per debenture)	80,210	80,210	80,210
8.25% Convertible debentures ($1,000 per debenture)	39,648	39,648	39,648

OUTLOOK

Equal intends to focus its Q4 2010 and Q1 2011 capital expenditures on the Alberta-based Cardium and Viking high return light oil resource plays in order to increase its cash flow netback.  Since Equal is the operator of all of its potential drilling targets, it can adjust to commodity prices and dictate the pace of its drilling programs to match cash flows.  The legal matters with a joint venture participant in Oklahoma are also expected to be resolved in Q1 2011.  Equal has been disciplined in its activities to reduce its debt and intends to maintain its operational and financial discipline.

ENVIRONMENTAL AND CLIMATE CHANGE RISK

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government.  Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations.  Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate, become material.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the quarter ended September 30, 2010 or the year to date that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CHANGES IN ACCOUNTING POLICIES

New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted.  The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred as well as require valuing all assets and liabilities and measuring consideration paid at the closing date.  The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed.  Equal has not yet determined the impact on the financial position, results of operations or cash flows. Equal has not determined if it will adopt this standard earlier than the required date.

International Financial Reporting Standards

In 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011.  This change in GAAP will be effective for years beginning January 1, 2011.

Equal has commenced the process to transition from current Canadian GAAP to IFRS.  It has established a project plan and a project team.  Equal has appointed internal staff to lead the conversion project along with sponsorship from the senior leadership team to manage this transition and to ensure successful implementation within the required timeframe.

The project plan consists of three phases: initiation, detailed assessment and design and implementation.  Equal has completed the first phase, which involved the development of a detailed timeline for assessing resources and training and the completion of a high level review of the major differences between current Canadian GAAP and IFRS.  Discussions with Equal’s external auditors have commenced and will continue throughout the subsequent phases.  Regular reporting is provided to senior management and to the Audit Committee of the Board of Directors.

Equal is currently engaged in the detailed assessment and design phase of the project.  The detailed assessment and design phase involves a comprehensive analysis of the impact of the IFRS differences identified in the initial scoping assessment.  In addition, an initial evaluation of IFRS 1 transition exemptions and an analysis of financial systems have been completed.  Management has not yet finalized its accounting policies and as such, is unable to quantify the impact of adopting IFRS.  In addition, changes to IFRS and International Accounting Standards prior to Equal’s adoption of IFRS may affect management’s decision on the accounting policies that Equal will adopt.

During the implementation phase, Equal will execute the required changes to business processes, financial systems, accounting policies, disclosure controls and internal controls over financial reporting.  Equal will provide disclosures of key elements of its plan and progress on the project as the information becomes available during the transition period.

The transition from Canadian GAAP to IFRS is a significant undertaking that may materially affect our reported financial position and results of operations. At this time, Equal has identified key differences that will impact the financial statements as follows:

•
Re-classification of exploration and evaluation (“E&E”) expenditures from property, plant and equipment (”PP&E”) – Upon transition to IFRS, Equal will re-classify all E&E expenditures that are currently included in the PP&E balance on the Consolidated Balance Sheet.  This will consist of the book value for Equal’s undeveloped land that relates to exploration properties.  E&E assets will not be depleted and must be assessed for impairment when indicators suggest the possibility of impairment.

•
Calculation of depletion expense for PP&E assets – Upon transition to IFRS, Equal has the option to calculate depletion using a reserve base of proved reserves or both proved and probable reserves, as compared to the Canadian GAAP method of calculating depletion using only proved reserves.  Equal has not concluded at this time which method for calculating depletion will be used.

•
Impairment of PP&E assets – Under IFRS, impairment of PP&E is generally calculated at a more granular level than what is currently required under Canadian GAAP.  Impairment calculations will be performed at the cash generating unit level which is expected to be at a more detailed level than the current Canadian and U.S. full cost pools.

•	Share-based payments are expensed based on a graded vesting schedule (currently Equal applies straight line amortization).
•
Discount rates used in calculating the asset retirement obligation are currently under review by the IASB as there is diversity in practice when selecting a rate.  Future changes to the standards and further interpretations of the guidance could lead to a material change in this provision upon adoption of IFRS.

Equal will disclose additional information on the impact of the changes throughout 2010.  Any amendments to existing IFRS standards or implementation of new IFRS standards could lead to additional changes.

CRITICAL ACCOUNTING ESTIMATES

Equal has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

Equal’s financial and operating results incorporate certain estimates including:
•	estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;
•	estimated capital expenditures on projects that are in progress;
•	estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that Equal expects to recover in the future;
•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices;
•	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and
•	estimated future recoverable value of property, plant and equipment.

Equal has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates.  Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Equal leadership team’s mandate includes ongoing development of procedures, standards and systems to allow Equal staff to make the best decisions possible and ensuring those decisions are in compliance with Equal’s environmental, health and safety policies.

ADDITIONAL INFORMATION

Additional information relating to Equal Energy Ltd. can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.Equalenergy.com.

GLOSSARY
AECO	a storage and pricing hub for Canadian natural gas market	mcf per day	thousands of cubic feet of natural gas per day
bbl or bbls	barrels of oil	mmbtu	millions of British Thermal Shares
bbls per day	barrels of oil per day	mmbtu per day	millions of British Thermal Shares per day
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	mmcf	millions of cubic feet of natural gas
boe per day	barrels of oil equivalent per day	Mwh	megawatt-hour
Cdn$	Canadian dollars	NGL	natural gas liquids (ethane, propane, butane and condensate)
FD&A	Finding Development & Acquisition Costs	NI 51-101	National Instrument 51-101
FDC	Future Development Costs	NYMEX	New York Mercantile Exchange
GAAP	Canadian Generally Accepted Accounting Principles	Q1	first quarter of the year - January 1 to March 31
GJ	Gigajoule	Q2	second quarter of the year - April 1 to June 30
GORR	Gross overriding royalty	Q3	third quarter of the year - July 1 to September 30
LNG	Liquefied Natural Gas	Q4	fourth quarter of the year - October 1 to December 31
mbbl	thousand barrels of oil	US$	United States dollars
mboe	thousands of barrels of oil equivalent	WTI	West Texas Intermediate (oil reference price)
mcf	thousand cubic feet of natural gas

EQUAL ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

(unaudited) (in thousands of Canadian dollars)	September 30, 2010	December 31, 2009

Assets
Current assets
Cash and cash equivalents	735	19,680
Accounts receivable (note 10)	27,663	23,677
Prepaid expenses, deposits and other	1,710	1,998
Current portion of long-term receivables (note 3)	-	11,196
Commodity contracts (note 10)	3,167	993
	33,275	57,544
Long-term receivable (note 3)	12,952	5,491
Property, plant and equipment (note 4)	362,790	399,237
Future income tax asset	7,401	-
	416,418	462,272

Liabilities
Current liabilities
Accounts payable and accrued liabilities	24,103	27,997
Commodity contracts (note 10)	199	755
Future income tax liability	837	69
	25,139	28,821
Long-term debt (note 5)	10,000	70,000
Convertible debentures (note 6)	116,537	114,863
Asset retirement obligations (note 7)	21,065	21,055
Future income tax liability	4,755	8,487
	177,496	243,226

Shareholders’ equity (note 1 and 8)
Common shares	259,389	-
Unitholders’ capital	-	674,106
Equity component of convertible debentures (note 6)	3,951	3,951
Contributed surplus	11,328	11,064

Accumulated other comprehensive loss (note 9)	(27,114)	(22,474)
Deficit (note 1)	(8,632)	(447,601)
	(35,746)	(470,075)
	238,922	219,046

	416,418	462,272
See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three months ended		Nine months ended
(unaudited) (in thousands of Canadian dollars)	September 30		September 30
	2010	2009	2010	2009
Revenues
Oil and natural gas	32,163	29,355	104,407	88,320
Realized gain on commodity contracts (note 10)	2,104	999	4,602	15,131
Unrealized gain/(loss) on commodity contracts (note 10)	(1,684)	312	2,720	(12,407)
Royalties	(6,648)	(6,097)	(22,367)	(18,021)
	25,935	24,569	89,362	73,023
Expenses
Production	9,589	7,853	27,357	30,711
Transportation	499	705	1,741	1,996
General and administrative	4,795	4,534	12,929	11,420
Interest expense (note 11)	3,381	3,314	10,145	8,362
Share-based compensation expense (note 8)	666	742	3,034	2,891
Depletion, depreciation and accretion (notes 4 and 7)	19,610	20,249	59,897	67,280
Foreign exchange (gain) loss	(1,563)	431	(1,427)	309
	36,977	37,828	113,676	122,969
Loss before income taxes	(11,042)	(13,259)	(24,314)	(49,946)

Income taxes
Current	384	-	598	-
Future taxes reduction	(3,450)	(3,797)	(9,933)	(17,603)
	(3,066)	(3,797)	(9,335)	(17,603)

Loss	(7,976)	(9,462)	(14,979)	(32,343)

Other comprehensive loss
Foreign currency translation adjustment (note 9)	(7,324)	(23,161)	(4,640)	(37,397)
Comprehensive loss	(15,300)	(32,623)	(19,619)	(69,740)

Loss per share (note 8) – Basic and diluted	(0.29)	(0.45)	(0.64)	(1.56)

CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited) (in thousands of Canadian dollars)

Deficit, beginning of period	(656)	(429,200)	(447,601)	(406,319)
Reduction of deficit on Arrangement (note 1)	-	-	453,948	-
Loss	(7,976)	(9,462)	(14,979)	(32,343)
Deficit, end of period	(8,632)	(438,662)	(8,632)	(438,662)
 See accompanying notes to the consolidated financial statements.

EQUAL ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
(unaudited) (in thousands of Canadian dollars)	September 30		September 30
	2010	2009	2010	2009
Cash provided by (used in):
Operating
Loss	(7,976)	(9,462)	(14,979)	(32,343)
Depletion, depreciation and accretion (notes 4 and 7)	19,610	20,249	59,897	67,280
Future taxes (reduction)	(3,450)	(3,797)	(9,933)	(17,603)
Unrealized commodity contracts loss (gain) (note 10)	1,684	(263)	(2,720)	12,945
Foreign exchange loss	304	431	329	309
Share-based compensation (note 8)	666	742	3,034	2,891
Non-cash interest expense on convertible debentures	564	466	1,674	1,363
Cash paid on asset retirement obligations (note 7)	(636)	(282)	(1,290)	(957)
	10,766	8,084	36,012	33,885
Changes in non-cash working capital items	(293)	(747)	(11,917)	(1,100)
	10,473	7,337	24,095	32,785
Financing
Repayment of long-term debt (note 5)	(54,606)	(3,326)	(58,495)	(20,466)
Redemption of convertible debentures	-	(128)	-	(130)
Issue of shares, net of issuance costs (note 8)	35,661	-	35,661	-
	(18,945)	(3,454)	(22,834)	(20,596)
Investing
Property, plant and equipment additions	(19,020)	(9,594)	(52,225)	(17,391)
Capital expenditure to be recovered (note 3)	-	(584)	-	(1,641)
Repayment of long-term receivable (note 3)	-	2,183	3,503	8,412
Proceeds on disposal of property, plant andequipment	24,002	-	26,232	-
Changes in non-cash working capital items	(117)	(1,525)	2,606	(6,480)
	4,865	(8,352)	(19,884)	(17,100)
Foreign exchange on financial balances	(521)	(1,406)	(322)	(1,588)
Change in cash and cash equivalents	(4,128)	(5,875)	(18,945)	(6,499)
Cash and cash equivalents, beginning of period	4,863	13,014	19,680	13,638
Cash and cash equivalents, end of period	735	7,139	735	7,139
 See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.	General

Equal Energy Ltd. (“Equal” or the “Company”) is a value oriented exploration and production oil and gas company.

On May 31, 2010, Equal completed its previously announced Arrangement to convert from an income trust to a corporation through a business combination pursuant to an arrangement under the Business Corporations Act (Alberta) and related transactions (the “Arrangement”).  Unitholders of the Trust received one Equal common share for every three Enterra Energy Trust units held.  Enterra’s Board of Directors and management team continued as Equal’s Board of Directors and management team.  Immediately subsequent to the Arrangement, former Enterra unitholders held 100 percent of the equity in Equal and Equal effected an internal reorganization whereby, among other things, the Trust was dissolved and the Company received all of the assets and assumed all of the liabilities of the Trust.

The outstanding convertible debentures of the Trust were assumed by Equal as a result of the Arrangement and are convertible into common shares of the Company, rather than trust units of the Trust, at a conversion price of $27.75 per share for the 8% convertible debentures and $20.40 for the 8.25% convertible debentures.

In connection with the Arrangement, Equal assumed all of the obligations of the Trust in respect of outstanding equity incentive rights.  The Arrangement did not result in the acceleration of vesting of any outstanding equity incentive rights.  Upon exercise of any outstanding trust unit option, restricted unit and performance unit, the holders will receive one-third of one Equal share for each pre-consolidation trust unit they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan and the Restricted Unit and Performance Unit Plan.  Option exercise prices were increased by three times to reflect the unit consolidation which took place at the time of the Arrangement.

Pursuant to the Arrangement, shareholders’ capital was reduced by the amount of the deficit of the Trust on May 31, 2010 of $453.9 million.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the effective date of the Arrangement reflect the financial position, results of operations and cash flows as if the Company had always carried on the business formerly carried on by the Trust.  Information herein with respect to Equal includes information in respect of the Trust prior to completion of the Arrangement to the extent applicable unless the context otherwise requires.

2.	Basis of presentation

The interim consolidated financial statements of Equal Energy Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles.  These interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements of the Trust for the fiscal year ended December 31, 2009.  These financial statements should be read in conjunction with the 2009 annual consolidated financial statements of the Trust.  The interim consolidated financial statements contain disclosures which are supplemental to the Trust’s annual consolidated financial statements.

These consolidated financial statements include the accounts of the Company and its subsidiaries.  All inter-company accounts and transactions have been eliminated.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

3.	Long-term receivable

In 2006 Equal entered into a farm-out agreement with Petroflow Energy Ltd. and its subsidiaries (“JV Participant”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Participant paid 100% of the drilling and completion costs to earn 70% of Equal’s interest in the well and Equal was required to build the infrastructure to support these wells, such as pipelines and salt water disposal wells.  The infrastructure costs incurred by Equal are recoverable from JV Participant over three years with interest charged at a rate of 12% per annum.  Infrastructure costs incurred by Equal were accounted for as a finance lease; therefore, the capital costs incurred were not included in property, plant and equipment but were recorded as current and long-term receivables.  The interest income on the long-term receivable was recorded as a reduction in interest expense.

In December 2009 Equal delivered a notice of termination for non-performance under the terms of the farm-out agreement with JV Participant.  JV Participant was required to maintain a certain pace of drilling to continue its right to drill on lands owned by Equal but ceased drilling in February 2009 and had not indicated that it will be able to continue drilling with any certainty.  Final notice of termination of the farm-out agreement was delivered in January 2010.  Management anticipates that a fee will be charged to JV Participant for use of the infrastructure assets upon termination of the existing arrangement as a capital disposal fee against production from the producing wells.

In April 2010, a notice of default was sent to JV Participant which accelerated the capital recovery amortization payments such that the entire receivable amount is due and payable.

In May 2010, subsidiaries of JV Participant filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.  Equal continues to operate the wells in which JV Participant’s subsidiaries share a working interest and will defend its rights in the bankruptcy proceedings.  Currently, Equal has entered into the process of arbitration with the JV Participant regarding the dissolution of the farm-out agreement.  The arbitration hearings are scheduled for early 2011.

From JV Participant, as at September 30, 2010, a total of $13.0 million is due under the farm-out agreement which is classified as a long-term receivable and $7.2 million is due in joint interest billings which is classified in accounts receivable.

4.      Property, plant and equipment

(in thousands of Canadian dollars)	September 30, 2010	December 31, 2009
Petroleum and natural gas properties, including production and processing equipment	1,095,525	1,076,903
Accumulated depletion and depreciation	(732,735)	(677,666)
Net book value	362,790	399,237

For the Canadian operations, at September 30, 2010, costs of undeveloped land and seismic of $11.7 million (December 31, 2009 - $9.8 million) were excluded from and $2.1 million (December 31, 2009 - $1.8 million) of future development costs were added for purposes of the calculation of depletion expense.  For the U.S. operations, at September 30, 2010, costs of undeveloped land of $9.8 million (December 31, 2009 – $10.3 million) were excluded from and $65.4 million (December 31, 2009 - $67.6 million) of future development costs were added for purposes of the calculation of depletion expense.

Depletion and depreciation expense related to the Canadian and the U.S. cost centers for the three months ended September 30, 2010 were $11.2 million and $8.0 million respectively (three months ended September 30, 2009 – $12.0 million and $7.8 million, respectively) and for the nine months ended September 30, 2010 were $35.5 million and $23.1 million respectively (nine months ended September 30, 2009 – $39.2 million and $26.8 million, respectively).

During Q3 2010, a negligible amount of general and administrative expenses (Q3 2009 – nil) and $0.2 million (Q3 2009 – $0.2 million) of share-based compensation were capitalized and included in the cost of the petroleum and natural gas properties.

Equal completed ceiling test calculations for the Canadian and U.S. cost centers at September 30, 2010 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test calculations did not result in a write down of the U.S. cost center or the Canadian cost centre (there were no write downs in Q3 2009).

5.      Long-term debt

(in thousands of Canadian dollars)	September 30, 2010	December 31, 2009
Revolving credit facility	10,000	70,000
Operating credit facility	-	-
Long-term debt	10,000	70,000

On June 25, 2010, the Company’s Bank Syndicate completed a review of the borrowing base which took into account the divesture on July 7, 2010 and increased the borrowing base to $125.0 million from $110.0 million.  The next scheduled review of the borrowing base is anticipated to be December 2010.  Changes to the amount of credit available may be made after these reviews are completed.  The revolving and operating credit facilities are secured with a first priority charge over the assets of Equal.  The maturity date of the revolving and operating credit facilities is June 24, 2011 and should the lenders decide not to renew the facility, the debt must be repaid by June 24, 2012.

Interest rates and standby fees for the credit facilities are set quarterly according to a grid based on the ratio of bank debt to cash flow with the interest rates ranging between 2.5% to 4.5% plus the Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rate.  For any unused balance of the credit facility, between 0.625% to 1.125% is charged as a standby fee which is recorded in interest expense.  For Q3, 2010, the base interest rate and standby fee were 2.75% and 0.6875%, respectively.

As at September 30, 2010 all borrowings under the facilities were denominated in Canadian dollars and interest was being accrued at a rate of 3.95% per annum.  At September 30, 2010, letters of credit totaling $0.5 million reduced the amount that can be drawn under the operating credit facility.

Equal is required to maintain several financial and non-financial covenants and an interest coverage ratio of 3.0:1.0 as calculated pursuant to the terms of the credit agreement.  For the 12 months ended September 30, 2010, the interest coverage ratio was 5.16 (September 30, 2009 – 5.32).  Equal is in compliance with the terms and covenants of the credit facilities as at September 30, 2010.

6.      Convertible debentures

Pursuant to the Arrangement, Equal assumed the convertible debentures of Enterra which consisted of $80.2 million in face value of 8.0% convertible debentures and $39.6 million in face value of 8.25% convertible debentures.  The 8% and 8.25% convertible debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at the conversion price of $27.75 and $20.40, respectively, per common share.

At September 30, 2010, the Company had $80.2 million in face value of 8% convertible debentures outstanding with an estimated fair value of $81.7 million and $39.6 million in face value of 8.25% convertible debentures outstanding with an estimated fair value of $40.7 million.

(in thousands of Canadian dollars)	8% Series	8.25% Series	Total	Equity Component
Balance, December 31, 2009	77,840	37,023	114,863	3,951
Accretion	887	787	1,674	-
Balance at September 30, 2010	78,727	37,810	116,537	3,951

During Q3 2010, Equal made the necessary filings, and received the necessary approvals, to make a normal course issuer bid for its 8.25% convertible debentures and its 8.00% convertible debentures.  The normal course issuer bid is effective until August 5, 2011.

7.      Asset retirement obligations

The asset retirement obligations were estimated by management based on Equal’s working interests in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred.  At September 30, 2010, the asset retirement obligation is estimated to be $21.1 million (December 31, 2009 – $21.1 million), based on a total future liability of $38.9 million (December 31, 2009 - $38.5 million).  These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages six years, but extends up to 20 years into the future. This amount has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted interest rate of 8.0% to 10.0%.

The following table reconciles the asset retirement obligations:

(in thousands of Canadian dollars)	September 30, 2010	December 31, 2009
Balance, beginning of period	21,055	22,151
Additions	114	51
Accretion expense	1,226	1,754
Acquisitions	24	24
Dispositions	(10)	-
Costs incurred	(1,290)	(2,533)
Foreign exchange	(54)	(392)
Balance, end of period	21,065	21,055

8.      Shareholders’ equity

a.       Trust units

The following provides a continuity of the trust units from January 1, 2010 up to the Arrangement date on May 31, 2010:

(in thousands of Canadian dollars except number of shares)	Number of Shares	Amount
Trust Units - January 1, 2010	65,102,689	674,106
Issued under restricted unit plan	605,337	2,091
Trust Units – prior to the Arrangement	65,708,026	676,197

b.	Common shares

An unlimited number of common shares may be issued.

Issued and outstanding common shares

In connection with the Arrangement, the trust units were exchanged for common shares of Equal on a three for one basis and common shares was reduced by the deficit from the Trust as of May 31, 2010 of $453.9 million.

The following provides a continuity of share capital from the Arrangement date on May 31, 2010 through September 30, 2010:
(in thousands of Canadian dollars except number of shares)	Number of Shares	Amount
Conversion – Effected through Plan of Arrangement	21,902,530	676,197
Reduction in common shares for deficit amounts	-	(453,948)
Issued under restricted share plan	157,141	904
Issued under equity offering (net of issue costs/tax)	5,613,600	36,236
Balance at September 30, 2010	27,673,271	259,389

Immediately prior to the Arrangement 65,708,026 trust units were issued and outstanding.  These trust units were exchange for 21,902,530 common shares.

Contributed surplus

(in thousands of Canadian dollars)
Balance at December 31, 2009	11,064
Share option based compensation	375
Restricted and performance share compensation	2,884
Transfer to shares on restricted share exercises	(2,995)
Balance at September 30, 2010	11,328

Share options

In connection with the Arrangement, Equal assumed all of the obligations of the Trust in respect of outstanding equity incentive rights.  The Arrangement did not result in the acceleration of vesting of any outstanding equity incentive rights.  Upon exercise of outstanding trust unit options, holders will receive one-third of one Equal share for each pre-consolidation trust unit they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan.  Option exercise prices were increased by three times to reflect the unit consolidation which took place at the time of the Arrangement.

Upon approval of the Arrangement, Equal has a Share Option Plan where the Company may grant share options to its directors, officers and employees.  Each share option permits the holder to purchase one share at the stated exercise price.  All options vest over a 1 to 3 year period and have a term of 4 to 5 years.  The exercise price is equal to the market price at the time of the grant.  The forfeiture rate is estimated to be 16%.

The following options have been granted:
(in Canadian dollars, except for number of options)	Number of options(1)	Weighted-average exercise price (1)
Options outstanding at December 31, 2009	235,331	$19.80
Options granted	799,308	6.20
Options forfeited	(159,887)	11.85
Options outstanding at September 30, 2010	874,752	$8.83
Options exercisable at September 30, 2010	186,998	$18.47
(1)                   Restated to reflect the three for one exchange of trust units for common shares.

(in Canadian dollars, except for number of options)
Exercise price range (1)	Number of options	Weighted average exercise price	Weighted average remaining contract life in years	Number of options exercisable	Weighted average price of exercisable options
$4.88 to $6.36	710,755	$6.00	3.08	66,667	$5.25
$8.19 to $8.43	113,666	8.34	2.13	70,000	8.43
$46.47 to $60.36	50,331	49.94	0.60	50,331	49.94
Balance at September 30, 2010	874,752	$8.83	2.81	186,998	$18.47
(1)                 Restated to reflect the three for one exchange of trust units for common shares.

Estimated fair value of stock options

The estimated grant date fair value of options was determined using the Black-Scholes model under the following assumptions:

	2010	2009
Weighted-average fair value of options granted ($/option)	2.40	-
Risk-free interest rate (%)	1.98	0.5
Estimated hold period prior to exercise (years)	4.0	4.0
Expected volatility (%)	50	40
Expected cash distribution yield (%)	-	-

For the 9 month period ending September 30, 2010, Equal granted 799,308 options (September 30, 2009 – nil).

Restricted and performance shares

In connection with the Arrangement, Equal assumed all of the obligations of the Trust in respect of outstanding equity incentive rights.  The Arrangement did not result in the acceleration of vesting of any outstanding equity incentive rights.  Upon exercise of outstanding Restricted Units and Performance Units, holders will receive one-third of one Equal share for each pre-consolidation trust unit they would have otherwise been entitled to receive in accordance with the Restricted Unit and Performance Unit Plan.

Equal has granted restricted and performance shares to directors, officers, and employees.  Restricted shares vest over a contracted period ranging from vesting on grant to 3 years and provide the holder with shares on the vesting dates of the restricted shares.  The shares granted are the product of the number of restricted shares times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly dividend of the Company divided by the five-day weighted average price of the shares based on the New York Stock Exchange for the period preceding the dividend date.  Equal has not paid or declared any dividends to change the multiplier from 1.0.  The forfeiture rate is estimated to be 16%.

Performance shares vest at the end of two years and provide the holder with shares based on the same multiplier as the restricted shares as well as a payout multiplier.  The payout multiplier ranges between 0.0 and 2.0 based on the Company’s total shareholder return compared to its peers.  During 2010, there were no performance shares outstanding.

The following restricted shares have been granted:

	Number of restricted shares (1)	Weighted-average grant date fair value(1)
Restricted shares outstanding at December 31, 2009	534,730	$10.41
Granted	170,529	6.15
Forfeited	(69,354)	11.09
Vested	(358,920)	9.13
Restricted shares outstanding at September 30, 2010	276,985	$9.27
(1)                  Restated to reflect the three for one exchange of trust units for common shares.

The estimated value of the restricted shares is based on the trading price of the shares on the grant date.

Reconciliation of earnings per share calculations

For the three months ended September 30, 2010
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding	Per Share
Basic and diluted	(7,976)	27,114,648	$(0.29)

For the nine months ended September 30, 2010
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding	Per Share
Basic and diluted	(14,979)	23,551,065	$(0.64)

For the three months ended September 30, 2009
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding (1)	Per Share (1)
Basic and diluted	(9,462)	21,352,879	$(0.45)
(1)                  Restated to reflect the three for one exchange of trust units for common shares.

For the nine months ended September 30, 2009
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding (1)	Per Share (1)
Basic and diluted	(32,343)	20,737,327	$(1.56)
(1)                  Restated to reflect the three for one exchange of trust units for common shares.

For the calculation of the weighted average number of diluted shares outstanding for the three and nine months ended September 30, 2010 and 2009, all options, restricted shares and convertible debentures were excluded, as they were anti-dilutive to the calculation.

9.      Accumulated other comprehensive loss

(in thousands of Canadian dollars)
Opening balance, December 31, 2009	(22,474)
Cumulative translation of self-sustaining operations	(4,640)
Balance at September 30, 2010	(27,114)

Accumulated other comprehensive income (loss) is comprised entirely of currency translation adjustments on the U.S. operations.

10.	Risk management

(a)  Fair value of financial instruments

Equal classifies the fair value measurements of its financial instruments recognized at fair value in the balance sheet according to the following hierarchy based on the amount of observable inputs used to value the instrument.
•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximated fair value at September 30, 2010 as the amounts were short term in nature or bore interest at floating rates.  The long-term debt approximates fair value as interest rates and margins are reflective of current market rates.  The fair value of the convertible debentures is disclosed in Note 6.  These assets and liabilities are not presented in the following tables.

As at September 30, 2010, the only asset or liability measured at fair value on a recurring basis are the commodity contracts.  The following tables provide fair value measurement information for such assets and liabilities as of September 30, 2010.

As at September 30, 2010
			Fair Value Measurements Using:
(in thousands of Canadian dollars)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Commodity contracts asset	3,167	3,167	-	3,167	-
Commodity contracts liability	(199)	(199)	-	(199)	-
Commodity contracts (net)	2,968	2,968	-	2,968	-

(b)  Financial risk management

In the normal course of operations, Equal is exposed to various market risks such as liquidity, credit, interest rate, foreign exchange and commodity risk.  To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks.  The objectives of Equal to managing risk are as follows:

Objectives:
•	maintaining sound financial condition;
•	financing operations; and
•	ensuring liquidity in the Canadian and U.S. operations.

In order to satisfy the objectives above, Equal has adopted the following policies:
•	prepare budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;
•	recognize and observe the extent of operating risk within the business;
•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and
•	utilize financial instruments, including derivatives to manage the remaining residual risk to levels that are within the risk tolerance of the Company.

The policy objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in commodity prices.  The use of any derivative instruments is carried out in accordance with approved limits as authorized by the board of directors and imposed by external financial covenants.  It is not the intent of Equal to use financial derivatives or commodity instruments for trading or speculative purposes and no financial derivatives have been designated as accounting hedges.

Equal’s process to manage changes in risks has not changed from the prior period.

(i) Market risks

Oil and gas commodity price risks
Equal is exposed to fluctuations in natural gas and crude oil prices.  Equal has entered into commodity contracts and fixed price physical contracts to minimize the exposure to fluctuations in crude oil and natural gas prices. At September 30, 2010, the following financial derivative contracts are outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	6.25 (US$/mmbtu)	5,000 mmbtu	November 1, 2009 – December 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.615 US$/mmbtu	5,000 mmbtu
Fixed	Gas	5.45 ($/GJ)	1,000 GJ	March 1, 2010 – February 28, 2011
Fixed	Gas	6.22 (US$/mmbtu)	2,000 mmbtu	April 1, 2010 – October 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.40 US$/mmbtu	2,000 mmbtu
Fixed	Gas	5.70 (US$/mmbtu)	2,000 mmbtu	April 1, 2010 – October 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.30 US$/mmbtu	7,000 mmbtu	January 1, 2010 – December 31, 2010

Fixed	Oil	85.00 ($/bbl)	500 bbl	October 1, 2009 – December 31, 2010
Fixed	Oil	88.00 ($/bbl)	300 bbl	January 1, 2010 – December 31, 2010
Fixed	Oil	93.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.60 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
(1) NYMEX / Southern Star (Oklahoma) basis differential.

At September 30, 2010, the following physical contract was outstanding:

Type of contract	Commodity	Price	Volume (per day)	Period
Fixed Sale	Gas	5.48 ($/GJ)	1,000 GJ	March 1, 2010 – February 28, 2011

The gains (losses) during the period from the commodity contracts are summarized in the table below.

(in thousands of Canadian dollars)	Three months ended September 30, 2010	Three months ended September 30, 2009
Realized commodity contracts gain	2,104	999
Unrealized commodity contracts gain (loss)	(1,684)	263
Net gain on commodity contracts	420	1,262

(in thousands of Canadian dollars)	Nine months ended September 30, 2010	Nine months ended September 30, 2009
Realized commodity contracts gain	4,602	15,131
Unrealized commodity contracts gain (loss)	2,720	(12,945)
Net gain on commodity contracts	7,322	2,186

The following sensitivities show the impact to pre-tax net income for the nine months ended September 30, 2010 related to commodity contracts of the respective changes in crude oil, natural gas and fixed basis differential.

	Increase (decrease) to pre-tax net income
(in thousands of Canadian dollars)	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts	704	(704)
Natural gas derivative contracts	456	(456)
	Decrease in differential price ($0.02 per mcf)	Increase in differential price ($0.02 per mcf)
Fixed basis differential contracts	(22)	22

Foreign exchange currency risks
Equal is exposed to foreign currency risk as approximately 54% of its production is from the U.S. division.  In addition, the Canadian division has commodity derivatives denominated in U.S. dollars.  Equal has not entered into any foreign exchange derivative contracts to mitigate its currency risks as at September 30, 2010.

Changes in the U.S. to Canadian foreign exchange rates with respect to the U.S. division affect other comprehensive income as the division is considered a self-sustaining foreign operation.  The following financial instruments were denominated in U.S. dollars as at September 30, 2010:

(in thousands of dollars)	Canadian division (in U.S. dollars)	U.S. division (in U.S. dollars)
Cash and cash equivalents	-	1,752
Accounts receivable	-	17,683
Long-term receivable	-	12,587
Commodity contracts	1,548	(193)
Accounts payable	(66)	(7,774)
Long-term debt	-	-
Net exposure	1,482	24,055

Effect of a $0.02 increase in U.S. to Cdn exchange rate:
Increase to pre-tax net income	30	-
Increase to other comprehensive income	-	481
Effect of a $0.02 decrease in U.S. to Cdn exchange rate:
Decrease to pre-tax net income	(30)	-
Decrease to other comprehensive income	-	(481)

Interest rate risk
Interest rate risk arises on the outstanding long-term debt that bears interest at floating rates.

Equal has not entered into any derivative contracts to mitigate the risks related to fluctuations in interest rates as at September 30, 2010.  The following sensitivities show the impact to pre-tax net income for the nine months ended September 30, 2010 of the respective changes in market interest rates (increase / (decrease)).

	Change to pre-tax net income
(in thousands of Canadian dollars)	1% decrease in market interest rates	1% increase in market interest rates
Interest on long-term debt	427	(427)

The convertible debentures bear interest at fixed rates.

(ii)  Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade, joint venture receivables, long-term receivables as well as any derivative financial instruments in a receivable position.  Equal does not hold any collateral from counterparties.  The maximum exposure to credit risk is the carrying amount of the related amounts receivable.

The significant balances receivable are set out below.  Accounts receivable include trade receivables, joint venture receivables and non-aging accounts such as cash calls, taxes receivable and operating advances.

(in thousands of Canadian dollars)	September 30, 2010	December 31, 2009
Accounts receivable – trade	21,583	15,398
Accounts receivable – joint venture	1,934	1,033
Accounts receivable – other	5,979	8,400
Allowance for doubtful accounts	(1,833)	(1,154)
	27,663	23,677
Current portion of long-term receivables	-	11,196
Long-term receivables	12,952	5,491

Should Equal determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings.  If Equal subsequently determines an account is uncollectible, the account is written off with a corresponding decrease in the allowance for doubtful accounts.

As described in Note 3, Equal has a long-term receivable with a JV Participant of $13.0 million and included in trade accounts receivable is $7.2 million due from JV Participant, of which, $6.1 million is past due over 90 days.  The credit risk with JV Participant is mitigated by the ability of Equal to request the midstreamer to withhold a portion of JV Participant’s share of revenues until such time as the amounts receivable are paid or the revenues withheld exceeds the amounts owed to Equal.  In addition, Equal has placed liens on various assets owned by JV Participant to mitigate the collection risk.  A provision for doubtful accounts has not been recorded on the amounts receivable from JV Participant due to the liens in place on the various assets.

The aging of accounts receivable is set out below:

(in thousands of Canadian dollars)
As at September 30, 2010	Trade	Joint Venture
Current	14,489	480
Over 30 days	862	765
Over 60 days	99	140
Over 90 days	6,133	549
	21,583	1,934

The credit quality of financial assets has been assessed and adequately evaluated for impairment based on historical information about the nature of the counterparties.

Purchasers of the natural gas, crude oil and natural gas liquids comprise a substantial portion of accounts receivable.  A portion of accounts receivable are with joint venture partners in the oil and gas industry.  Equal takes the following precautions to reduce credit risk:
•	the financial strength of the counterparties is assessed;
•	the total exposure is reviewed regularly and extension of credit is limited; and
•	collateral may be required from some counterparties.

(iii)  Liquidity risks

Liquidity risk is the risk that Equal will not be able to meet its financial obligations as they are due.  Equal mitigates this risk through actively managing its capital, which it defines as unitholders’ equity, convertible debentures and long-term debt less cash and cash equivalents.  Management of liquidity risk over the short and longer term, includes continual monitoring of forecasted and actual cash flows to ensure sufficient liquidity to meet financial obligations when due and maintaining a flexible capital management structure.  Equal strives to balance the proportion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

All financial liabilities have short-term maturities with the exception of the long-term debt (Note 5) and the convertible debentures (Note 6), as set out below:

Financial Instrument – Liability
(in thousands of Canadian dollars)	2010	2011	2012	2013 – 2014	Total	Fair Value
Long-term debt (1)	-	-	10,000	-	10,000	10,000
Interest on long-term debt (2)	99	395	198	-	692	692
Convertible debentures	-	80,210	39,648	-	119,858	122,428
Interest on convertible debentures	4,844	9,688	1,635	-	16,167	16,167
Accounts payable & accrued liabilities	24,103	-	-	-	24,103	24,103
Commodity contracts	199	-	-	-	199	199
Total obligations	29,245	90,293	51,481	-	171,019	173,589
(1)  Assumes the credit facilities are not renewed on June 24, 2011.
(2)  Assumes an interest rate of 3.95% (the rate on September 30, 2010).

11.           Interest expense

During the three and nine month periods ending September 30, 2010 and 2009, Equal’s interest expense was comprised of the following below.

	Three months ended September 30		Nine months ended September 30
(in thousands of Canadian dollars)	2010	2009	2010	2009
Interest on long-term debt	510	1,113	1,903	2,101
Interest on convertible debentures	3,046	2,921	8,960	8,679
Interest income	(175)	(720)	(718)	(2,418)
	3,381	3,314	10,145	8,362

(in thousands of Canadian dollars except for ratios)	September 30, 2010	December 31, 2009
Interest coverage:
Cash flow over the prior four quarters (1)	63,250	61,288
Interest expenses over the prior four quarters	12,305	12,533
Interest coverage ratio (2)	5.16 : 1.00	4.89 : 1.00
(1)	These amounts are defined terms within the credit agreements.
(2)	The minimum interest coverage ratio required under the terms of the credit facilities is 3.00:1.00.

As at September 30, 2010 and December 31, 2009, Equal complied with the terms of the credit facilities.  There have been no changes to Equal’s capital structure, objectives, policies and processes since December 31, 2009.

12.           Segmented information

Equal has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.

	Three months ended September 30		Nine months ended September 30
(in thousands of Canadian dollars)	2010	2009	2010	2009
Revenue
Canada	16,667	18,160	60,813	44,422
U.S.	15,916	12,506	50,916	46,622
	32,583	30,666	111,729	91,044
Property, plant and equipment
Canada			170,633	197,637
U.S.			192,157	216,821
			362,790	414,458